UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sino Agro Food, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

829355205

(CUSIP Number)

Fredrik Danielsson

Hovslagargatan 5

114 11 Stockholm

Sweden

+46 8 51 25 85 07

with a copy to:

Aaron Scow

Baker & McKenzie LLP

2300 Trammell Crow Center

2001 Ross Avenue

Dallas, TX 75201

214-978-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829355205	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Euro China Capital AB
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC; SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Stockholm, Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 3,663,512 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,663,512 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,663,512 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.39% (2)
14.	TYPE OF REPORTING PERSON CO

(1)	Represents 3,663,512 shares of common stock, par value $0.001 per share (the “Common Stock”), of Sino Agro Food, Inc., a Nevada corporation (the “Issuer”) issuable upon the conversion of a Convertible Note (the “Note”), which is held directly by Euro China Capital AB (“ECAB”).

(2)	The percentage ownership is based on 23,797,269 shares of Common Stock which is the sum of (a) 20,133,757 shares of Common Stock outstanding as of December 31, 2015, as reported by the Issuer in its Admission Document for admission to trading of the Common Stock on Merkur Market, dated January 12, 2016 and (b) 3,663,512 shares of Common Stock that may be obtained upon conversion of the Note.

CUSIP No. 829355205	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Fredrik Danielsson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF; SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,663,512 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,663,512 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,663,512 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.39% (2)
14.	TYPE OF REPORTING PERSON IN

(1)	Represents 3,663,512 shares of Common Stock of the Issuer issuable upon the conversion of the Note, which is held directly by ECAB. These shares of Common Stock may be deemed to be beneficially owned by the Reporting Person solely in his capacity as the sole shareholder of ECAB. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(2)	The percentage ownership is based on 23,797,269 shares of Common Stock which is the sum of (a) 20,133,757 shares of Common Stock outstanding as of December 31, 2015, as reported by the Issuer in its Admission Document for admission to trading of the Common Stock on Merkur Market, dated January 12, 2016 and (b) 3,663,512 shares of Common Stock that may be obtained upon conversion of the Note.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Sino Agro Food, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at Room 3801, Block A, China Shine Plaza, No. 9 Lin He Xi Road, Tianhe District, Guangzhou City, P.R.C. 510610.

Item 2. Identity and Background

(a)—(b) Name and Residence or business address:

This Statement is being filed by and on behalf of the following reporting persons (collectively, the “Reporting Persons”):

Name	Residence or business address
Fredrik Danielsson	Hovslagargatan 5, 114 11 Stockholm, Sweden

Euro China Capital AB (“ECAB”)	Hovslagargatan 5, 114 11 Stockholm, Sweden

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Present principal occupation/
Name	principal business and address of any corporation
Fredrik Danielsson	Managing Partner and Founder of ECAB

ECAB	Investments, Hovslagargatan 5, 114 11 Stockholm, Sweden

(d)—(e) No Convictions or Proceedings

During the last five years, no Reporting Person that is a natural person (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him or her being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, no Reporting Person that is an entity (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

Name	Citizenship
Fredrik Danielsson	Sweden

ECAB is an aktiebolag organized under the laws of Sweden.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Items 4 and 6 hereof are incorporated herein by reference.

On August 29, 2014, ECAB purchased the 10.5% Convertible Note in the aggregate principal amount of up to $33,300,000 (the “Note”) in a private placement financing transaction. The funds used to purchase these securities were obtained from (a) the general working capital of ECAB and (b) a $2,000,000 loan from the Issuer.

Item 4. Purpose of Transaction

The information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference.

On August 29, 2014, ECAB completed the closing of a private placement financing transaction to purchase the Note from the Issuer. The Note carries an original issue discount of 25% over its term and matures on February 28, 2020. ECAB agreed to make advances to the Issuer, in its sole discretion, based on the following schedule: up to (i) $5,000,000 on August 12, 2014, (ii) $5,000,000 on August 31, 2014, (iii) $5,000,000 on November 30, 2014, and (iv) $18,300,000 on February 28, 2015. ECAB made an initial advance of $5,000,000 less the 25% discount on August 12, 2014. Since then, ECAB has made additional advances to the Issuer totaling $28,333,333, less the 25% discount. As of January 29, 2016, the Note is fully funded and there is $36,268,764 principal and interest outstanding under the terms of the Note.

The Note is convertible, at the discretion of ECAB, into shares of Common Stock (i) at any time following an Event of Default (as defined in the Note), or (ii) for a period of thirty (30) calendar days following October 1, 2015 and each anniversary thereof, at an initial conversion price per share of $9.90, subject to adjustment for stock splits, reverse stock splits, stock dividends and other similar transactions and subject to certain further adjustments as set forth in the Note.

Pursuant to the Note, the Issuer has granted to the Reporting Persons certain governance rights, including the following:

•	Director Nominee: Pursuant to the terms of the Note, for so long as ECAB is a holder of any portion of the Note that remains outstanding, ECAB will continue to have the right (but not the obligation) to nominate to the Board of Directors of the Issuer and, subject to applicable legal requirements, the Articles of Incorporation or Bylaws of the Issuer will accommodate and be subject to and not in any respect conflict with the rights and obligations set forth in the Note. It has been proposed that Mr. Danielsson will be appointed to serve as a director of the Issuer in connection with ECAB’s investment in the Issuer.

•	Chief Financial Officer: Pursuant to the terms of the Note, the Issuer will not hire a new Chief Financial Officer (or any person that performs the functions typically performed by a Chief Financial Officer) without the prior written consent of ECAB.

•	Right of First Refusal: Pursuant to the terms of the Note, for so long as the Note is outstanding, ECAB shall have a right of first refusal, exercisable for thirty (30) calendar days after notice to ECAB, to purchase securities proposed to be offered and sold by the Issuer.

For more information regarding the Note, please refer to the Note attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on September 5, 2014.

Other than as set forth in this Statement, no Reporting Person has present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Each Reporting Person reviews its investments on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, or (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other investment opportunities available to it; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) The responses in rows 11 and 13 of the cover pages of this Statement are hereby incorporated by reference. The percentages of ownership reported in row 13 of the cover pages are calculated by dividing (i) the respective shares of Common Stock beneficially owned and deemed to be beneficially owned by the Reporting Persons as of January 29, 2016, by (ii) 23,797,269 shares of Common Stock which is the sum of (a) 20,133,757 shares of Common Stock outstanding as of December 31, 2015, as reported by the Issuer in its Admission Document for admission to trading of the Common Stock on Merkur Market, dated January 12, 2016 and (b) the 3,663,512 shares of Common Stock that may be obtained by the Reporting Person upon conversion of the Note.

(b) The responses in rows 7, 8, 9 and 10 of the cover pages of this Statement are hereby incorporated by reference.

(c) There have been no transactions in the Common Stock in the last sixty days by the Reporting Persons.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Items 2, 3, 4 and 5 of this Statement and the Note attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on September 5, 2014 are incorporated herein by reference. ECAB may grant, from time to time, participation interests in the obligations represented by the Note and in the securities of the Issuer issuable upon the conversion of the Note. Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

4.1	Promissory Note dated August 29, 2014 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on September 5, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 1, 2016

Reporting Persons:	FREDRIK DANIELSSON

/s/ Fredrik Danielsson
Fredrik Danielsson

EURO CHINA CAPITAL AB

By:

/s/ Fredrik Danielsson
Fredrik Danielsson
Managing Partner